

GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

03 SEP 11 AM 7:21

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO


03029943

August 19, 2003

SUPPL

Office of International Corporate
Securities & Exchange Committee
450 – 5th Street N.W.
Washington, D.C.
USA 20549

Dear Sir/Madam:

Re: GLS Global Assets Ltd.
File #82-1644

Please find enclosed for your records a copy of a News Release which was delivered today to the Canadian Venture Exchange and disseminated through the news channels.

Yours sincerely,

S. Cedric Steele,
President

SCS/tb
Encl.

dlw 9/11



GLS Global Assets Ltd.
402 - 1208 WHARF STREET
VICTORIA, B.C. CANADA V8W 3B9
TEL: 250-388-6258 FAX: 250-383-3386
Email: cedric@glsglobal.com Website: www.glsglobal.com

CANADIAN VENTURE EXCHANGE
TRADING SYMBOL: GLO

NEWS RELEASE
#03-122

FOR IMMEDIATE RELEASE
August 19, 2003
12G Exemption 81-1644

GLS Global Assets Ltd.
Quarterly Results June 2003

Victoria, BC – (19 August 2003) S. Cedric Steele, President of GLS Global Assets Ltd., reported the quarterly results for the period ending June 30, 2003.

The net loss of the company for the period ending June 30, 2003 was $75,809.00, which is substantially less than the comparable quarter for the previous year of $309,056.00.

The company continues to market its product eStorebuilder 5.0 and plans to reduce the net quarterly losses by increased sales and reduced overhead costs. No firm contract has been signed with a mass merchandiser for the distribution of the product, however, ten independent distributors have been contracted with to sell the product. The company is also working with merchant credit card providers in order to sell its product through those channels.

Respectfully submitted on behalf of the Board.



S. Cedric Steele, President

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